U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing  in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Skye International, Inc.

Former Name if Applicable:	Tankless Systems Worldwide, Inc.

Address of Principal Executive Office (Street and Number):	7701 E. Gray Rd., Suite 4

City, State and Zip Code:	Scottsdale, AZ 85260

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

On May 9, 2008, the registrant filed its quarterly report on Form 10-Q for the quarter ended March 31, 2008.  The registrant believed that its independent registered public accounting firm, Moore & Associates, Chartered (“Moore”), had given final approval of the report for filing.  On May 14, 2008, the registrant was informed that its financial statements had not been given final approval and that the financial statements contained in its Form 10-Q filed on May 9, 2008 should not be relied upon.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Gregg C. Johnson 602.478.2929.

(2)
Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was equired to file such reports(s) been filed? If the answer is no, identify report(s).

☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Skye International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008	By:	/s/ Thaddeus (Ted) F. Marek
Name: Thaddeus (Ted) F. Marek Title: Secretary

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